

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2025

Tie (James) Li
Chief Executive Officer
Nature's Miracle Holding Inc.
3281 E. Guasti Rd. Suite 175
Ontario, CA 91761

> **Re: Nature's Miracle Holding Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 18, 2025**
> **File No. 333-287013**

Dear Tie (James) Li:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Form S-1

Selling Stockholders, page 86

1. We note that the selling stockholder table on page 86 does not reflect that the Commitment Shares were already issued to GHS Investments. Please advise whether these shares were issued at the time of the execution of the equity financing agreement with GHS, as indicated in the equity financing agreement and on page 10 of the Form S-1. If so, please revise the selling stockholder table to include the Commitment Shares in the number of shares beneficially owned by GHS prior to the offering. Also revise footnote 3 to the selling stockholder table to include the Commitment Shares in the number of shares outstanding prior to the offering and make corresponding changes to page 10 under "Summary of the Offering." Lastly, have counsel revise its legality opinion to reflect that the Commitment shares are outstanding.

Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Giovanni Caruso, Esq.